Exhibit 10.1
October 17, 2006
Mr. Brian E. Agle
265 Sargent Road
Boxborough, MA 01719
Dear Brian:
On behalf of Activant Solutions, Inc., I am pleased to confirm the following offer of employment to you as Senior Vice President and Chief Financial Officer. The following should summarize the salient points of our offer.
Position: Senior Vice President and Chief Financial Officer, reporting directly to Pervez Qureshi. Your offer of employment will be contingent upon successful completion of the pre-employment background investigation, finalization of reference checking and completion of the requirements of the final paragraph in this letter. A start date upon completion of the above will be mutually determined, but will be no later than November 16, 2006. The position is located at the Company’s headquarters in Livermore, California and we anticipate you will work at the headquarters facility approximately four days a week (other than when traveling on business) until your relocation is complete, at which time you will be expected to work at the headquarters facility on a full time basis.
Salary: Your salary will be $12,038.46 paid bi-weekly, which is the equivalent to $313,000 annually. This is an exempt position.
Incentive Bonus: You will be eligible to participate in the Activant Incentive Bonus Plan, commencing the first full quarter after your start date. Your target incentive bonus under the plan will be $187,000.
Stock Options: Effective as of your date of hire, you will be granted 500,000 stock options subject to the approval of the Board of Directors and execution of the Company’s form of stock option agreement.
Sign-On Bonus: The Company will pay to you a gross (taxable) bonus of $100,000 within 10 days after your starting date of employment. In the event you voluntarily terminate your employment with Activant prior to your relocation, you will reimburse this bonus to Activant in full. In the event a Fiscal Year 2006 bonus is received from a former employer, that amount would be subtracted from the $100,000 received from Activant.

Brian Agle Page 2	October 17, 2006

Secondly, Activant will pay to you an additional gross (taxable) bonus of $150,000 within 10 days after your starting date of employment. In the event you voluntarily terminate your employment with Activant prior to 24 months from your starting date, you will reimburse Activant this portion of the signing bonus on a pro-rata basis, based on the period of time from when the voluntary termination occurs and your starting date. This portion of the signing bonus is being paid in lieu of the outstanding loan balance with your former employer. If for any reason repayment of the loan to your former employer is not required to be made, the amount not required to be paid due to loan forgiveness will be subtracted from the second portion of the signing bonus.
Relocation: Activant will pay for the closing costs for both the selling of your home in Massachusetts and the purchase of a home in Northern California. Activant will reimburse you for up to two house hunting trips to Northern California with one family member. We will reimburse you for the moving of your household items and any temporary storage that may be necessary in conjunction with your relocation. Activant will pay for temporary housing for up to six months. We will need to discuss the type of temporary housing that will work best for you and your family, if needed. Lastly, Activant will gross-up any taxable relocation expenses.
All relocation costs must be approved ahead of time by Beth Taylor, Sr. VP of HR. In the event you voluntarily terminate your employment with Activant prior to six months from your relocation date, you will reimburse Activant in full for all relocation costs.
This relocation benefit is available with the understanding that you will make every effort to complete your relocation to Northern California by September 1, 2007. If for any unforeseen reason this target date needs to change beyond this date, you agree to mutually determine a new target date with Pervez as soon as possible.
Executive Severance: Activant will provide for severance in the your event is involuntarily terminated by Activant for any reason other than for “Cause” (as defined in the plan) or, if you voluntarily terminate your employment with the Company for “Good Reason” (as defined in the Plan). The Plan will provide for severance of (i) 9-months of your then base salary, (ii) 9-months target of your IB bonus and (iii) 9-months of COBRA payments.
Benefits: As a full-time employee, you will be eligible to participate in the Company’s comprehensive group medical, dental, vision, disability, deferred compensation and life insurance programs. Health coverage becomes effective the first day of employment. Activant has several additional benefit programs such as a 401(k) plan, Educational Assistance Program and a Flexible Spending Program. Your vacation accrual will equal 20 days (160 hours) per year.
Employment At Will: In consideration of employment, you agree to conform to the policies of the Company and acknowledge that employment can be terminated for any reason, with or without cause, at any time with or without notice at the option of Activant or the employee. Failure to comply with company policies will necessitate disciplinary action, which may include termination of employment.

Brian Agle Page 3	October 17, 2006

Activant has begun a very exciting time in its corporate life. We believe we can provide you with a challenging and rewarding career and look forward to your joining the Activant staff and both participating in and contributing to the success of the Company. We hope to have you as part of the Activant Team, and we eagerly await your confirmation to our offer.
Brian, as we have discussed this offer is valid until October 17th, 2006. To indicate your acceptance of the offer, please sign, date and return one copy of the original offer letter to Austin Houck via the enclosed envelope. In addition to the conditions set forth above, this offer is contingent upon the completion of and the return of the Form I-9, W-4 and our standard agreements regarding Employee Confidentiality, Non-Disclosure, Intellectual Property and Non-Solicitation (see enclosures) and your agreement to the Activant Code of Conduct. You must provide proof of employment authorization within the first three days of your start date. Please refer to the back of the form I-9 to assist you in determining which documents you must bring with you on your first day of employment.
Sincerely,

Pervez Qureshi
President and CEO

I agree to the terms as outlined in this letter.

Brian Agle	Date